CONSENT OF INDEPENDENT AUDITORS

We consent to the use in Amendment No. 1 to the Registration Statement No. 000-50116 on Form 40-F of Silvermex Resources Inc. (“Silvermex”) of (1) our report dated March 24, 2010 relating to the consolidated financial statements of Silvermex for the years ended December 31, 2009 and 2008; and (2) our report dated March 14, 2012 relating to the reconciliation to United Stated Generally Accepted Accounting Principles of Silvermex’s consolidated financial statements, appearing in Exhibits 99.5, 99.19, and 99.23, respectively, to this Amendment No. 1 to the Registration Statement on Form 40-F dated July 3, 2012.

/s/ MNP LLP
MNP LLP
Chartered Accountants
Vancouver, Canada
July 3, 2012